SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Contained in this Report

1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2022 – June 30, 2022) filed with the Tokyo Stock Exchange on Wednesday, August 3, 2022.
2.	English press release entitled, “Notice regarding Share Repurchase Status.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : August 3, 2022	By	/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer Head of Treasury and Accounting Headquarters

Consolidated Financial Results

April 1, 2022 – June 30, 2022

August 3, 2022

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2022 to June 30, 2022

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Three Months Ended June 30, 2022

(1) Performance Highlights - Operating Results

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2022	657,813	8.0%	83,293	(18.3%)	85,015	(15.0%)	61,862	(5.1%)
June 30, 2021	608,813	13.2%	101,979	124.1%	100,056	47.9%	65,216	30.3%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥98,180 million for the three months ended June 30, 2022 (year-on-year change was a 20.8% increase) and ¥81,293 million for the three months ended June 30, 2021 (year-on-year change was a 77.2% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2022	51.90	51.85
June 30, 2021	53.65	53.61

*Note: 1.	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2022	14,622,486	3,403,485	3,293,726	22.5%
March 31, 2022	14,270,672	3,371,401	3,261,419	22.9%

*Note: 2.	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2022	—	39.00	—	46.60	85.60
March 31, 2023	—	—	—	—	—

March 31, 2023 (Est.)	—	42.80	—	42.80	85.60

3. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,258,277,087 as of June 30, 2022, and 1,258,277,087 as of March 31, 2022.

2. The number of treasury stock was 67,256,792 as of June 30, 2022, and 62,914,027 as of March 31, 2022.

3. The average number of outstanding shares was 1,191,991,937 for the three months ended June 30, 2022, and 1,215,578,051 for the three months ended June 30, 2021.

The Company’s shares held through the Board Incentive Plan Trust (1,963,282 shares as of June 30, 2022 and 1,963,282 shares as of March 31, 2022) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2022 to June 30, 2022 are not subject to certified public accountant’s or audit firm’s quarterly review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Three Months Ended June 30, 2022

		Three months ended June 30, 2021	Three months ended June 30, 2022	Change
				Amount	Percent
Total Revenues	(millions of yen)	608,813	657,813	49,000	8%
Total Expenses	(millions of yen)	506,834	574,520	67,686	13%
Income before Income Taxes	(millions of yen)	100,056	85,015	(15,041)	(15)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	65,216	61,862	(3,354)	(5)%
Earnings Per Share (Basic)	(yen)	53.65	51.90	(1.75)	(3)%
(Diluted)	(yen)	53.61	51.85	(1.76)	(3)%
ROE (Annualized)*1	(%)	8.6	7.5	(1.1)	—
ROA (Annualized)*2	(%)	1.92	1.71	(0.21)	—

*Note: 1.	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note: 2.	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2022 to June 30, 2022)

Total revenues for the three months ended June 30, 2022 (hereinafter, “the first consolidated period”) increased 8% to ¥657,813 million compared to ¥608,813 million during the same period of the previous fiscal year due to increases in services income, life insurance premiums and related investment income, operating leases revenues and sales of goods and real estate despite a decrease in gains (losses) on investment securities and dividends.

Total expenses increased 13% to ¥574,520 million compared to ¥506,834 million during the same period of the previous fiscal year due to increases in life insurance costs, services expense and costs of goods and real estate sold.

Equity in net income (loss) of affiliates resulted in losses of ¥1,381 million (losses of ¥4,920 million in the same period of the previous fiscal year), and gains on sales of subsidiaries and affiliates and liquidation losses, net increased by ¥106 million to ¥3,103 million compared to the same period of the previous fiscal year.

Due to the above results, income before income taxes for the first consolidated period decreased 15% to ¥85,015 million compared to ¥100,056 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders decreased 5% to ¥61,862 million compared to ¥65,216 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the first consolidated period decreased 15% to ¥85,941 million compared to the same period of the previous fiscal year.

Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for the three months ended June 30, 2021 has been retrospectively restated.

Segment information for the first consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

	Three months ended June 30, 2021 (millions of yen)	Three months ended June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	17,202	15,725	(1,477)	(9)

	As of March 31, 2022 (millions of yen)	As of June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,516,795	1,486,080	(30,715)	(2)

Segment profits decreased 9% to ¥15,725 million compared to the same period of the previous fiscal year due to a decrease in services income resulting from the sale of the business of Yayoi Co., Ltd. in the three months ended March 31, 2022.

Segment assets decreased 2% to ¥1,486,080 million compared to the end of the previous fiscal year due to decreases in net investment in leases and installment loans.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Three months ended June 30, 2021 (millions of yen)	Three months ended June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	10,592	11,938	1,346	13

	As of March 31, 2022 (millions of yen)	As of June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	910,101	904,248	(5,853)	(1)

Segment profits increased 13% to ¥11,938 million compared to the same period of the previous fiscal year due to an increase in services income from operating facilities, partially offset by a decrease in sales of goods and real estate at DAIKYO INCORPORATED and its subsidiaries.

Segment assets decreased 1% to ¥904,248 million compared to the end of the previous fiscal year due to a decrease in investment in operating leases, despite an increase in inventories.

PE Investment and Concession: Private equity investment; concession

	Three months ended June 30, 2021 (millions of yen)	Three months ended June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	158	2,187	2,029	—

	As of March 31, 2022 (millions of yen)	As of June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	353,581	368,704	15,123	4

Segment profits increased by ¥2,029 million to ¥2,187 million as compared to ¥158 million of segment profits in the same period of the previous fiscal year due to increases in operating leases revenues and services income, and a decrease in equity in net loss of affiliates at our three airports in Kansai in our concession business.

Segment assets increased 4% to ¥368,704 million compared to the end of the previous fiscal year due to the acquisition of a subsidiary that resulted in an increase of investment in securities and goodwill, intangible assets acquired in business combinations, despite a decrease in property under facility operations at a certain investee.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management

	Three months ended June 30, 2021 (millions of yen)	Three months ended June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	4,343	4,592	249	6

	As of March 31, 2022 (millions of yen)	As of June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	703,608	731,133	27,525	4

Segment profits increased 6% to ¥4,592 million compared to the same period of the previous fiscal year due to an increase in services income resulting from higher revenues from electricity sales, despite an equity in net loss of affiliates resulting from seasonal factors at an investee engaged in renewable energy business in India.

Segment assets increased 4% to ¥731,133 million compared to the end of the previous fiscal year due to increases in goodwill, intangible assets acquired in business combinations, property under facility operations, and investment in affiliates, primarily resulting from foreign exchange effects.

Insurance: Life insurance

	Three months ended June 30, 2021 (millions of yen)	Three months ended June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	15,147	10,890	(4,257)	(28)

	As of March 31, 2022 (millions of yen)	As of June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,072,145	2,082,153	10,008	0

Segment profits decreased 28% to ¥10,890 million compared to the same period of the previous fiscal year due to an increase in life insurance costs as a result of increased payouts to policy holders, despite an increase in life insurance premiums and related investment income in line with an increase in insurance contracts.

Segment assets totaled ¥2,082,153 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Banking and Credit: Banking; consumer finance

	Three months ended June 30, 2021 (millions of yen)	Three months ended June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	12,180	7,236	(4,944)	(41)

	As of March 31, 2022 (millions of yen)	As of June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,687,156	2,691,467	4,311	0

Segment profits decreased 41% to ¥7,236 million compared to the same period of the previous fiscal year due to the absence of gains on investment securities and dividends at ORIX Bank Corporation recorded in the same period of the previous fiscal year, and an increase in advertising expenses at ORIX Credit Corporation recorded in the first consolidated period.

Segment assets totaled ¥2,691,467 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Aircraft and Ships: Aircraft leasing and management; ship-related finance and investment

	Three months ended June 30, 2021 (millions of yen)	Three months ended June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	(4,954)	5,416	10,370	—

	As of March 31, 2022 (millions of yen)	As of June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	684,098	723,184	39,086	6

Segment profits increased by ¥10,370 million to ¥5,416 million as compared to losses of ¥4,954 million of segment profits in the same period of the previous fiscal year due to a decrease in equity in net loss of affiliates at Avolon Holdings Limited, and an increase in operating leases revenues in our ship-related businesses.

Segment assets increased 6% to ¥723,184 million compared to the end of the previous fiscal year due to an increase in investment in affiliates, primarily resulting from foreign exchange effects.

ORIX USA: Finance, investment and asset management in the Americas

	Three months ended June 30, 2021 (millions of yen)	Three months ended June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	24,900	6,039	(18,861)	(76)

	As of March 31, 2022 (millions of yen)	As of June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,364,142	1,554,481	190,339	14

Segment profits decreased 76% to ¥6,039 million compared to the same period of the previous fiscal year, primarily due to the absence of gains on investment securities and dividends resulting from the sales of investees recorded in the same period of the previous fiscal year.

Segment assets increased 14% to ¥1,554,481 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

ORIX Europe: Asset management of global equity and fixed income

	Three months ended June 30, 2021 (millions of yen)	Three months ended June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	13,396	9,301	(4,095)	(31)

	As of March 31, 2022 (millions of yen)	As of June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	401,869	409,786	7,917	2

Segment profits decreased 31% to ¥9,301 million compared to the same period of the previous fiscal year due to a decrease in gains on investment securities and dividends resulting from weaker market conditions.

Segment assets increased 2% to ¥409,786 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects, despite a decrease in investment in securities.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Three months ended June 30, 2021 (millions of yen)	Three months ended June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	8,512	12,617	4,105	48

	As of March 31, 2022 (millions of yen)	As of June 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,306,089	1,375,656	69,567	5

Segment profits increased 48% to ¥12,617 million compared to the same period of the previous fiscal year due to an increase in gains on sales of subsidiaries and affiliates resulting from the sale of an investee, and an increase in operating leases revenues in South Korea and Australia.

Segment assets increased 5% to ¥1,375,656 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects, despite a decrease in installment loans in Greater China.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2022	As of June 30, 2022	Change
				Amount	Percent
Total Assets	(millions of yen)	14,270,672	14,622,486	351,814	2%
(Segment Assets)		11,999,584	12,326,892	327,308	3%
Total Liabilities	(millions of yen)	10,899,271	11,218,327	319,056	3%
(Short-term and Long-term Debt)		4,866,685	5,307,129	440,444	9%
(Deposits)		2,276,158	2,265,925	(10,233)	(0)%
Shareholders’ Equity *1	(millions of yen)	3,261,419	3,293,726	32,307	1%
Shareholders’ Equity Per Share *2	(yen)	2,732.88	2,770.03	37.15	1%

*Note: 1.	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
*Note: 2.	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 2% to ¥14,622,486 million compared to the end of the previous fiscal year due to increases in other assets, installment loans and investments in affiliates being offset by a decrease in cash and cash equivalents. In addition, segment assets increased 3% to ¥12,326,892 million compared to the end of the previous fiscal year.

Total liabilities increased 3% to ¥11,218,327 million compared to the end of the previous fiscal year due to an increase in short- and long-term debt being offset by decreases in trade notes, accounts and other payable and current and deferred income taxes.

Shareholders’ equity increased 1% to ¥3,293,726 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets

(millions of yen)

Assets		As of March 31, 2022	As of June 30, 2022
Cash and Cash Equivalents		954,827	855,444
Restricted Cash		136,985	139,548
Net Investment in Leases		1,057,973	1,073,525
Installment Loans		3,862,604	3,966,734
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥151,601 million
June 30, 2022	¥222,298 million
Allowance for Credit Losses		(69,459)	(65,775)
Investment in Operating Leases		1,463,202	1,472,825
Investment in Securities		2,852,349	2,912,772
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥19,353 million
June 30, 2022	¥24,799 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2022
Amortized Cost	¥2,276,425 million
Allowance for Credit Losses	¥(153) million
June 30, 2022
Amortized Cost	¥2,441,199 million
Allowance for Credit Losses	¥(163) million
Property under Facility Operations		561,846	560,873
Investment in Affiliates		978,033	1,047,867
Trade Notes, Accounts and Other Receivable		359,949	399,780
Inventories		139,563	146,455
Office Facilities		240,421	246,750
Other Assets		1,732,379	1,865,688
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥5,214 million
June 30, 2022	¥5,732 million

Total Assets		14,270,672	14,622,486

Liabilities and Equity
Short-term Debt		439,639	591,178
Deposits		2,276,158	2,265,925
Trade Notes, Accounts and Other Payable		291,422	263,285
Policy Liabilities and Policy Account Balances		1,963,623	2,005,240
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥198,905 million
June 30, 2022	¥180,791 million
Current and Deferred Income Taxes		461,181	341,566
Long-term Debt		4,427,046	4,715,951
Other Liabilities		1,040,202	1,035,182

Total Liabilities		10,899,271	11,218,327

Redeemable Noncontrolling Interests		0	674

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		260,479	260,653
Retained Earnings		2,909,317	2,915,475
Accumulated Other Comprehensive Income (Loss)		(16,041)	20,277
Treasury Stock, at Cost		(113,447)	(123,790)

Total ORIX Corporation Shareholders’ Equity		3,261,419	3,293,726
Noncontrolling Interests		109,982	109,759

Total Equity		3,371,401	3,403,485

Total Liabilities and Equity		14,270,672	14,622,486

Note :	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2022	As of June 30, 2022
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(72,892)	(154,265)
Debt valuation adjustments	221	205
Defined benefit pension plans	(8,072)	(8,239)
Foreign currency translation adjustments	61,914	169,590
Net unrealized gains on derivative instruments	2,788	12,986

Total	(16,041)	20,277

(2) Condensed Consolidated Statements of Income

(millions of yen)

	Three months ended June 30, 2021	Three months ended June 30, 2022
Revenues :
Finance revenues	68,302	73,843
Gains (Losses) on investment securities and dividends	24,129	(5,640)
Operating leases	113,466	126,199
Life insurance premiums and related investment income	108,098	126,277
Sales of goods and real estate	119,104	131,298
Services income	175,714	205,836

Total Revenues	608,813	657,813

Expenses :
Interest expense	16,919	21,898
Costs of operating leases	79,754	81,888
Life insurance costs	79,763	101,566
Costs of goods and real estate sold	99,068	112,430
Services expense	105,896	122,537
Other (income) and expense	3,511	1,730
Selling, general and administrative expenses	122,085	132,082
Provision for credit losses	(255)	248
Write-downs of long-lived assets	87	108
Write-downs of securities	6	33

Total Expenses	506,834	574,520

Operating Income	101,979	83,293
Equity in Net Income (Loss) of Affiliates	(4,920)	(1,381)
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	2,997	3,103
Income before Income Taxes	100,056	85,015

Provision for Income Taxes	29,456	20,727

Net Income	70,600	64,288

Net Income Attributable to the Noncontrolling Interests	5,384	2,426

Net Income Attributable to ORIX Corporation Shareholders	65,216	61,862

(3) Condensed Consolidated Statements of Comprehensive Income

		(millions of yen)

	Three months ended June 30, 2021	Three months ended June 30, 2022
Net Income :	70,600	64,288

Other comprehensive income, net of tax:
Net change of unrealized gains (losses) on investment in securities	6,381	(81,373)
Net change of debt valuation adjustments	(24)	(16)
Net change of defined benefit pension plans	(47)	(165)
Net change of foreign currency translation adjustments	9,041	114,119
Net change of unrealized gains on derivative instruments	892	10,931
Total other comprehensive income	16,243	43,496

Comprehensive Income	86,843	107,784

Comprehensive Income Attributable to the Noncontrolling Interests	5,550	9,566

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	38

Comprehensive Income Attributable to ORIX Corporation Shareholders	81,293	98,180

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Segment Information

Segment Information by Sector

						(millions of yen)

	Three Months ended June 30, 2021		Three Months ended June 30, 2022		March 31, 2022	June 30, 2022
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	109,792	17,202	104,125	15,725	1,516,795	1,486,080
Real Estate	96,762	10,592	96,865	11,938	910,101	904,248
PE Investment and Concession	99,624	158	121,778	2,187	353,581	368,704
Environment and Energy	29,329	4,343	46,801	4,592	703,608	731,133
Insurance	109,181	15,147	127,542	10,890	2,072,145	2,082,153
Banking and Credit	22,826	12,180	20,041	7,236	2,687,156	2,691,467
Aircraft and Ships	8,463	(4,954)	14,564	5,416	684,098	723,184
ORIX USA	47,694	24,900	35,582	6,039	1,364,142	1,554,481
ORIX Europe	50,456	13,396	43,697	9,301	401,869	409,786
Asia and Australia	34,648	8,512	45,001	12,617	1,306,089	1,375,656

Segment Total	608,775	101,476	655,996	85,941	11,999,584	12,326,892

Difference between Segment Total and Consolidated Amounts	38	(1,420)	1,817	(926)	2,271,088	2,295,594

Consolidated Amounts	608,813	100,056	657,813	85,015	14,270,672	14,622,486

Note: 1.

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note: 2.

Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. As a result of these changes, segment data for the three months ended June 30, 2021 has been retrospectively restated.

Note: 3.	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in the difference between segment total and consolidated amounts.

(7) Subsequent Events

There are no material subsequent events.

Notice regarding Share Repurchase Status

TOKYO, Japan — August 3, 2022 — ORIX Corporation hereby announces the status regarding its share repurchase pursuant to the provisions of its Articles of Incorporation and Article 459, Paragraph 1 of the Companies Act, which was resolved at its Board of Directors meeting held on May 11, 2022, as follows.

1. Class of shares repurchased	Common shares
2. Total number of shares repurchased	3,057,700 shares
3. Total purchase price of shares repurchased	JPY 6,989,578,600
4. Repurchase Period	July 1, 2022 – July 31, 2022
5. Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)
1. Details of the resolution reached at the Board of Directors meeting held on May 11, 2022
(1) Class of shares to be repurchased	Common shares
(2) Total number of shares to be repurchased	Up to 40,000,000 shares
(approx.3.3% of the total outstanding shares (excluding treasury shares))
(3) Total purchase price of shares to be repurchased	Up to 50 billion yen
(4) Repurchase Period	From May 18, 2022 to March 31, 2023
(5) Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2. Cumulative number of shares repurchased based on the above resolution at the Board of Directors Meeting (as of July 31, 2022)
(1) Total number of shares repurchased	7,400,400 shares
(2) Total purchase price of shares repurchased	JPY 17,332,147,150

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile-related, real estate and environment and energy-related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/
(As of March 31, 2022)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 – March 31, 2022.”